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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.   )*
______________
CPG Cooper Square International Equity, LLC
(Name of Issuer)
Class I Units
(Title of Class of Securities)
12590U104
(CUSIP Number)

Chad M. Clark
Matthew C. Pickering
c/o Select Equity Group, L.P.
380 Lafayette Street, 6th Floor
New York, New York 10003
(212) 475-8335
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 2, 2020
(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  /__/

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) Name of Reporting Persons: Chad M. Clark
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) [] (b) [X]
(3) SEC Use Only:
(4) Source of Funds (See Instructions): PF
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 630,000
(8) Shared Voting Power 0
(9) Sole Dispositive Power 630,000
(10) Shared Dispositive Power 0
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 630,000
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
(13) Percent of Class Represented by Amount in Row (11): 65.6%*
(14) Type of Reporting Person (See Instructions): IN
* Beneficial ownership based on 960,145 Class I Units outstanding as of November 2, 2020.

(1) Name of Reporting Persons: Matthew C. Pickering
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) [] (b) [X]
(3) SEC Use Only:
(4) Source of Funds (See Instructions): PF
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 75,000
(8) Shared Voting Power 0
(9) Sole Dispositive Power 75,000
(10) Shared Dispositive Power 0
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 75,000
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
(13) Percent of Class Represented by Amount in Row (11): 7.8%*
(14) Type of Reporting Person (See Instructions): IN
* Beneficial ownership based on 960,145 Class I Units outstanding as of November 2, 2020.

ITEM 1.	SECURITY AND ISSUER
This Schedule 13D relates to Class I Units (the “Class I Units”), of CPG Cooper Square International Equity LLC, a Delaware limited liability company (the “Issuer”).
The address of the Issuer’s principal executive offices is c/o Central Park Group, LLC, 805 Third Avenue, 18th Floor, New York, NY 10022.
ITEM 2.	IDENTITY AND BACKGROUND
(a)
This Schedule 13D is being filed by Chad M. Clark and Matthew C. Pickering (the persons collectively, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Schedule 13D, attached hereto as Exhibit 7.1 (the “Joint Filing Agreement”).

(b)	The business address of each of the Reporting Persons is c/o Select Equity, 380 Lafayette Street, 6th Floor, New York, New York 10003.
(c)	Messrs. Clark and Pickering are portfolio managers of the Issuer and employees of Select Equity Group, L.P., a Delaware limited partnership (“Select Equity”).
(d)	No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
No Reporting Person has, during the last five years, been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of any such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Each of Messrs. Clark and Pickering is a United States citizen.
ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
The Reporting Persons acquired the Class I Units from the Issuer at a purchase price of $20 per Class I Unit. On November 2, 2020, Mr. Clark acquired 630,000 Class I Units for an aggregate purchase price of $12,600,000.  On November 2, 2020, Mr.  Pickering acquired 75,000 Class I Units for an aggregate purchase price of $1,500,000.  The source of each funds used to pay the purchase price was each Reporting Person’s personal funds.
ITEM 4. PURPOSE OF TRANSACTION
The Reporting Persons purchased the Class I Units to provide seed capital for the Issuer and the Reporting Persons hold the Class I Units for investment purposes.
Select Equity, a registered investment adviser under the Advisers Act, serves as the Issuer's investment sub-adviser, with responsibility for the day-to-day management of the Issuer's portfolio, pursuant to a sub-advisory agreement approved in accordance with the 1940 Act.  Mr. Clark and Mr. Pickering, who are employees of Select Equity, serve as the Issuer's portfolio managers and are jointly responsible for the day-to-day management of the Fund's assets.

Except as disclosed in this Schedule 13D, none of the Reporting Persons has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.  Each Reporting Person, however, will take such actions with respect to such Reporting Person’s investments in the Issuer as they deem appropriate in light of existing circumstances from time to time, including, without limitation, purchasing additional Class I Units or selling some or all of the Class I Units and/or otherwise changing their intentions with respect to any and all matters referred to in Item 4 of Schedule 13D.
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
(a)	and (b)
As of the date of this statement, Chad M. Clark is a record owner of 630,000 Class I Units and Matthew C. Pickering is a record owner of 75,000 Class I Units, as set forth below. The percentage of Class I Units beneficially owned is based on 960,145 Class I Units outstanding as of November 2, 2020.
Reporting Persons	Number of Units With Sole Voting and Dispositive Power	Number of Units With Shared Voting and Dispositive Power	Aggregate Number of Units Beneficially Owned	Percentage* of Class Beneficially Owned
Chad M. Clark	630,000	0	630,000	65.6%
Matthew C. Pickering	75,000	0	75,000	7.8%

In addition to Mr. Clark and Mr. Pickering, certain other employees of Select Equity hold Class I Units.  If Mr. Clark and Mr. Pickering were to be deemed to be members of a “group” with such other employees of Select Equity, the “group” would beneficially own 750,000 Class I Units, representing 78.1% of the outstanding Class I Units. Mr. Clark expressly disclaims, to the extent permitted by applicable law, beneficial ownership of the Class I Units beneficially owned by Mr. Pickering and the other employees of Select Equity. Mr. Pickering expressly disclaims, to the extent permitted by applicable law, beneficial ownership of the Class I Units beneficially owned by Mr. Clark and the other employees of Select Equity.
(c)	Other than as described in Item 3 and Item 4, none of the Reporting Persons have effected any transactions involving the Class I Units in the 60 days prior to filing this Schedule 13D.

(d)	Not applicable.
(e)	Not applicable.
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Other than the matters disclosed above in response to Items 4 and 5 and except for the Joint Filing Agreement, dated November 12, 2020, none of the Reporting Persons is a party to any contracts, arrangements, understandings, or relationships with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS
7.1	Joint Filing Agreement, dated November 12, 2020.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete, and correct.
Dated as of November 12, 2020

CHAD M. CLARK

By: /s/ Chad M. Clark                                 Date: November 12, 2020

MATTHEW C. PICKERING

By: /s/ Matthew C. Pickering                   Date: November 12, 2020

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
7.1	Joint Filing Agreement, dated November 12, 2020.